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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                             Denbury Resources Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24791620
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard A. Ekleberry
                               Texas Pacific Group
                         301 Commerce Street, Suite 3300
                              Fort Worth, TX 76102
                                 (817) 871-4000

                                 With a copy to:

                               Janet Fisher, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 18, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 24791620                                                        Page 2

                                  SCHEDULE 13D

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Partners, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)          |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                              7       SOLE VOTING POWER
     NUMBER OF SHARES                 5,750,137
   BENEFICIALLY OWNED BY
     EACH REPORTING           8       SHARED VOTING POWER
         PERSON                       - 0 -
          WITH
                              9       SOLE DISPOSITIVE POWER
                                      5,750,137

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,750,137

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                    |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.8%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 24791620                                                       Page 3

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Parallel I, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                   |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  573,045
  BENEFICIALLY OWNED BY
     EACH REPORTING           8       SHARED VOTING POWER
         PERSON                       - 0 -
          WITH
                              9       SOLE DISPOSITIVE POWER
                                      573,045

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           573,045

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                    |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.1%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 24791620                                                       Page 4

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Advisors II, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners of Affiliates

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)          |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                              7       SOLE VOTING POWER
    NUMBER OF SHARES                  13,451,132
  BENEFICIALLY OWNED BY
     EACH REPORTING           8       SHARED VOTING POWER
         PERSON                       - 0 -
          WITH
                              9       SOLE DISPOSITIVE POWER
                                      13,451,132

                              10      SHARED DISPOSITIVE POWER

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           13,451,132

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                    |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25.2%

   14      TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("Parallel") and TPG Advisors II, Inc. ("Advisors II") hereby amend their statement on Schedule 13D, dated December 29, 1995, as heretofore amended (the "Schedule 13D"), relating to the common shares, without par value ("Common Shares"), of Denbury Resources Inc. (the "Issuer"). Unless otherwise indicated, all other defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.           Identity and Background.
                  -----------------------

                  Item 2(c) is hereby amended by deleting the table after the last paragraph thereof and inserting the following at the end thereof:

                  (i) David Bonderman (Chairman of the Board of Directors and President of Advisors and Advisors II) has his business address at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as the Chairman of the Board of Directors and President of Advisors II. Mr. Bonderman is a citizen of the United States.

                  (ii) James G. Coulter (Director and Vice President of Advisors and Director and Executive Vice President of Advisors II) has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a Director and Executive Vice President of Advisors II. Mr. Coulter is a citizen of the United States.

                  (iii) William S. Price, III (Director and Vice President of Advisors and Director and Executive Vice President of Advisors II) has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a Director and Executive Vice President of Advisors II. Mr. Price is a citizen of the United States.

                  (iv) Richard P. Schifter (Vice President of Advisors and Advisors II) has his business address at 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of Advisors II and affiliates thereof. Mr. Schifter is a citizen of the United States.

                  (v) James J. O'Brien (Vice President, Secretary and Treasurer of Advisors and Vice President and Treasurer of Advisors II) has his business address at 301 Commerce Street, Suite 3300. Mr. O'Brien's principal occupation is as a Vice President and Treasurer of Advisors
         II. Mr. O'Brien is a citizen of the United States.


Item 4.           Purpose of Transaction.
                  ----------------------

                  Item 4 is hereby amended by inserting the following prior to the last paragraph thereof:

                  On November 21, 2002, the Issuer, TPG, Parallel and investment funds managed by Advisors II (the "TPG Selling Stockholders") entered into an Underwriting Agreement (the "Underwriting Agreement") with Lehman Brothers Inc., CIBC World Markets Corp., Raymond James and Associates, Inc. and Johnson Rice & Associates, L.L.C. (the "Underwriters"). Pursuant to the Underwriting Agreement, and under a registration statement of the Issuer on Form S-3 (File No. 333-57382) and amendment thereto filed with the Securities and Exchange Commission, the TPG Selling Stockholders sold to the Underwriters an aggregate of 7,000,000 Common Shares, with a public offering price of $10.00 per share less an underwriting discount of $0.50 per share. Additionally, on December 18, 2002 the TPG Selling Stockholders sold to the Underwriters an additional 500,000 Common Shares pursuant to a 30-day option granted to the Underwriters to cover over-allotments. Of the total 7,500,000 Common Shares sold, 2,180,911 shares were sold by TPG, 217,345 shares were sold by Parallel, and 5,101,744 shares were sold by investment funds managed by Advisors II.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  Item 5 (a) is hereby amended and restated in its entirety to read as follows:

                  (a) TPG

                  The aggregate number of Common Shares that TPG owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,750,137, which constitutes approximately 10.8% of the 53,454,558 Common Shares outstanding.

                  Parallel

                  The aggregate number of Common Shares that Parallel owns beneficially, pursuant to Rule 13d-3 of the Act, is 573,045, which constitutes approximately 1.1% of the 53,454,558 Common Shares outstanding.

                  Advisors II

                  The aggregate number of Common Shares that Advisors II owns beneficially, pursuant to Rule 13d-3 of the Act, is 13,451,132, which constitutes approximately 25.2% of the 53,454558 Common Shares outstanding.

                  Item 5(b) is hereby amended and restated in its entirety to read as follows:

                  (b) TPG

                  Acting through its sole general partner, GenPar, acting through its sole general partner, Advisors, TPG has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,750,137 Common Shares.

                  Parallel

                  Acting through its sole general partner, GenPar, acting through its sole general partner, Advisors, Parallel has the sole power to vote or direct the vote and to dispose or direct the disposition of 573,045 Common Shares.

                  Advisors II

                  Advisors II has the sole power to vote or direct the vote and to dispose or direct the disposition of 13,451,132 Common Shares.

                  Item 5(c) is hereby amended by adding the following prior to the last paragraph thereof:

                  As more fully set forth in Item 4 herein, on November 21, 2002 the TPG Selling Stockholders sold an aggregate of 7,000,000 Common Shares with a public offering price of $10.00 per share, and on December 18, 2002 the TPG Selling Stockholders sold an additional 500,000 Common Shares with a public offering price of $10.00 per share. As a result of this transaction, the aggregate Common Share ownership of the Reporting Persons is approximately 37% of the outstanding Common Shares.

Item 7.           Material To Be Filed As Exhibits.
                  --------------------------------

Exhibit 10.9 Underwriting Agreement, dated as of November 21, 2002, among Denbury Resources Inc., TPG Partners, L.P., TPG Parallel I, L.P., TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P., TPG 1999 Equity Partners II, L.P., Lehman Brothers Inc., CIBC World Markets Corp., Raymond James and Associates, Inc. and Johnson Rice & Associates, L.L.C.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners, L.P. is true, complete and correct.

Dated:  February 14, 2003

                     TPG PARTNERS, L.P.

                           By:  TPG GenPar, L.P., General Partner

                                    By:  TPG Advisors, Inc., General Partner


                                    By:    /s/ Richard A. Ekleberry
                                           -------------------------------------
                                           Richard A. Ekleberry
                                           Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel I, L.P. is true, complete and correct.

Dated:  February 14, 2003

                     TPG PARALLEL I, L.P.

                            By:  TPG GenPar, L.P., General Partner

                                     By:  TPG Advisors, Inc., General Partner


                                     By:    /s/ Richard A. Ekleberry
                                            ------------------------------------
                                            Richard A. Ekleberry
                                            Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors II, Inc. is true, complete and correct.

Dated:  February 14, 2003

                     TPG ADVISORS II, INC.


                            By:    /s/ Richard A. Ekleberry
                                   ---------------------------------------------
                                   Richard A. Ekleberry
                                   Vice President

                                  EXHIBIT INDEX

                                                                         Page
                                                                         ----

Exhibit 3(i)       Articles of Amendment to Articles of                    *
                   Continuance of Newscope Resources Ltd., dated
                   December 21, 1995, (containing the Series
                   Provisions attaching to the Convertible First
                   Preferred Shares, Series A).

Exhibit 4.1        Warrant Issued to TPG Partners, L.P.                    *

Exhibit 4.2        Warrant Issued to TPG Parallel I, L.P.                  *

Exhibit 4.3        Registration Rights Agreement by and among TPG          *
                   Partners, L.P., TPG Parallel I, L.P. and Newscope Resources Ltd.

Exhibit 4.4        Amendment to Registration Rights Agreement by and       *
                   among Denbury Resources Inc., TPG Partners, L.P.
                   and TPG Parallel I, L.P. dated October 22, 1996.

Exhibit 4.5        Amendment to Registration Rights Agreement by and       *
                   among Denbury Resources Inc., TPG Partners, L.P.
                   and TPG Parallel I, L.P. dated January 20, 1998.

Exhibit 10.1       Securities Purchase Agreement by and between TPG        *
                   Partners, L.P. and Newscope Resources Ltd., dated November 13, 1995 (Exhibits and Appendices intentionally omitted).

Exhibit 10.2       First Amendment to Securities Purchase Agreement by     *
                   and among TPG Partners, L.P., TPG Parallel I, L.P.
                   and Newscope Resources Ltd., dated December 21,
                   1995 (Appendix intentionally omitted).

Exhibit 10.3       Stock Purchase Agreement by and among TPG Partners,     *
                   L.P. and Denbury Resources Inc., dated October 2,
                   1996.

Exhibit 10.4       Agreement in respect of the Convertible First           *
                   Preferred Shares, Series A and the Common Shares, no par value of Denbury Resources Inc. by and among TPG Partners, L.P., TPG Parallel I, L.P. and
                   Denbury Resources Inc. dated August 29, 1996.

*Previously filed

Exhibit 10.5       Stock Purchase Agreement by and among TPG Partners,     *
                   L.P. and Denbury Resources Inc., dated January 20,
                   1998.

Exhibit 10.6       Agreement in respect of the Warrants by and among       *
                   Denbury Resources Inc., TPG Partners, L.P. and TPG Parallel I, L.P. dated January 20, 1998.

Exhibit 10.7       Stock Purchase Agreement between Denbury Resources      *
                   Inc. and TPG Partners II, L.P., dated December 16,
                   1998.

Exhibit 10.8       Registration Rights Agreement, dated as of April        *
                   21, 1999, among Denbury Resources Inc., TPG
                   Partners II, L.P., TPG Parallel II, L.P., TPG
                   Investors II, L.P., TPG Partners, L.P. and TPG
                   Parallel I, L.P.

Exhibit 10.9       Underwriting Agreement, dated as of November 21,       --
                   2002, among Denbury Resources Inc., TPG Partners,
                   L.P., TPG Parallel I, L.P., TPG Partners II, L.P.,
                   TPG Parallel II, L.P., TPG Investors II, L.P., TPG
                   1999 Equity Partners II, L.P., Lehman Brothers
                   Inc., CIBC World Markets Corp., Raymond James and Associates, Inc. and Johnson Rice & Associates,
                   L.L.C.

Exhibit 99.1       Agreement pursuant to Rule 13d-1(f)(1)(iii)             *

Exhibit 99.2       Joint Filing Agreement                                  *

*Previously filed